July 1, 2011

Monica J. Shilling, Esq.
Proskauer Rose LLP
2049 Century Park East
Suite 3200
Los Angeles, CA 90067-3206

      Re: Ares Capital Corporation
              File Nos. 333-174716 & 814-663

Dear Ms. Shilling:

We have reviewed the registration statement for Ares Capital Corporation (the "Fund") filed on Form N-2 on June 3, 2011, in connection the shelf registration of common stock, preferred stock, debt securities, subscription rights, and warrants. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

Cover Page

1.   The fifth paragraph of the cover page indicates that each of the five types of securities registered may be sold separately or "as units comprised of any combination" of the other securities registered. Please provide us with the following:

- An explanation as to why a unit should not be deemed a separate security;
- An example of a "unit" and how it would be offered and priced; and
- An explanation of how the Fund will ensure that a unit is priced in a manner that would not result in common shares sold below net asset value. *See* Section 23(b) of the Investment Company Act of 1940 ("Investment Company Act").

2.   The fifth paragraph also states that the securities may be offered at prices and on terms to be described in one or more supplements to the prospectus. Please include in the registration statement a form of prospectus supplement for each type of security registered. In addition, please include an undertaking to file a post-effective amendment to the registration statement with respect to any rights offering.

Prospectus Summary — The Company — Overview (Page 1)

3.   The first paragraph of this section identifies Ivy Hill Asset Management, L.P. as an adviser that is a wholly-owned portfolio company of the Fund. Please explain to us how the Fund's ownership of Ivy Hill Asset Management, L.P. is consistent with Section 12(d)(3), which applies to business development companies through Section 60 of the Investment Company Act.

Prospectus Summary — The Company — Recent Developments (Page 5)

4.   The last paragraph of this section indicates it was expected that the 2011 annual stockholders meeting would take place on June 6, 2011. Please update the registration statement to reflect the results of that meeting.

Fee and Expenses (Page 16)

5.   In the table of Stockholder transaction expenses, the second caption in the table states "Offering expenses borne by us (as a percentage of offering price)." As all offering expenses are paid either directly or indirectly by shareholders, please delete the words "borne by us" from this caption. Similarly, please delete "by us" from the fourth caption of the table concerning total stockholder transaction expenses.

6.   Please confirm that the income tax expenses of the Fund have been included in the fee table.

Management — Biographical Information (Page 125)

7.   Please ensure and clarify that the information provided for the directors includes other directorships held *during the past 5 years*. *See* Items 18.1 and 18.6(b) of Form N-2. The biographical information for each director includes a discussion of the director's particular experience, qualifications, attributes or skills that lead to the conclusion that the individual should serve as a director. To enable investors to find this information more easily, please either move this information to a separate section or provide an appropriate caption for such information under each director's biographical information.

Description of Our Capital Stock — Provisions of the Maryland General Corporation Law and Our Charter and Bylaws — Control Share Acquisition (Page 175)

8.   The last paragraph of this section provides that the Fund's bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of the Fund's stock. Please clarify that all shares of the Fund, including control shares, will have voting rights. This section also states that the bylaws would be amended to subject the Fund to the Control Share Acquisition Act only if the board determines it would be in the best interest of the Fund based on the determination that being subject to the Control Share

Acquisition Act does not conflict with the Investment Company Act. Please disclose that the Fund would consult with the staff of the Commission prior to amending its bylaws to repeal the exemption.

Legal Matters (Page 209)

9.   This section states that the legality of the securities offered will be passed upon by Proskauer Rose, LLP, Los Angeles, California and Venable LLP, Baltimore. Please include in Part C to registration statement an undertaking that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement.

GENERAL COMMENTS:

10.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

13.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel